SCHEDULE 14A
                                 (RULE 14A-101)

                   INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION

                  PROXY STATEMENT PURSUANT TO SECTION 14(A)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

Filed by the Registrant |_|
Filed by a Party other than the Registrant |X|

Check the appropriate box:

|X|  Preliminary Proxy Statement           |_|  Confidential, for Use of the
                                                Commission Only (as permitted by
                                                Rule 14a-6(e)(2))
|_|   Definitive Proxy Statement
|_|   Definitive Additional Materials
|_|   Soliciting Material Pursuant to Rule 14a-12


                            POST PROPERTIES, INC.
               (Name Of Registrant As Specified In Its Charter)

                                JOHN A. WILLIAMS
                                  ROY E. BARNES
                             FRANCIS L. BRYANT, JR.
                                 PAUL J. DOLINOY
                                THOMAS J.A. LAVIN
                                GEORGE R. PUSKAR
   (Name Of Person(s) Filing Proxy Statement, If Other Than The Registrant)


Payment of Filing Fee (Check the appropriate box):
|X| No fee required.
|_| Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

   (1) Title of each class of securities to which transaction applies:
   (2) Aggregate number of securities to which transaction applies:
   (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
   (4) Proposed maximum aggregate value of transaction:
   (5) Total fee paid:

|_| Fee paid previously with preliminary materials.
|_| Check box if any part of the fee is offset as provided by Exchange Act Rule
    0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   (1) Amount Previously Paid:
   (2) Form, Schedule or Registration Statement No.:
   (3) Filing Party:
   (4) Date Filed:

                                  [LETTERHEAD]

                                          April   , 2003

Dear Fellow Post Properties Shareholder:

      My name is John A. Williams and I am the founder of Post Properties, Inc. From the time that I founded Post Properties more than 30 years ago until recently, I have served as the Chairman and Chief Executive Officer of Post Properties. I am currently the Chairman Emeritus and a director of Post Properties. I am also the largest beneficial equity owner of Post Properties.

      As you may know, I have notified Post Properties of my intention to nominate for election an alternative slate of independent directors at Post Properties' 2003 Annual Meeting, and I am soliciting proxies from Post Properties shareholders to vote in favor of my nominees at the Annual Meeting. Given Post Properties' disappointing financial performance, I firmly believe that the interests of all shareholders would be better served if my nominees are elected. All of my nominees are experienced business people with proven track records and a wide range of real estate knowledge and expertise, are independent of Post Properties and will qualify to serve on Post Properties' Audit Committee under existing and publicly proposed New York Stock Exchange independence standards. None of my nominees has any business, financial or familial relationship with me, and, other than customary indemnification, which would terminate upon their election, I am not compensating any of my nominees for their agreement to stand for election. My nominees are fully committed to protecting the interests of all Post Properties shareholders by pursuing initiatives that we believe will enhance the value of Post Properties common stock.

      Before making the decision to conduct this proxy solicitation, I contacted a few key shareholders of Post Properties, who were supportive of my decision and who granted me revocable proxies to vote in favor of my slate of independent nominees at the Annual Meeting. These shareholders include J.C. (Bud) Shaw, the co-founder of Shaw Industries and a former long-time director and current Director Emeritus of Post Properties, whose involvement with Post Properties dates from 1972, William A. Parker, Jr., a former long-term director and current Director Emeritus of Post Properties and a director of a number of public companies, whose involvement with Post Properties dates from 1972, W. Daniel Faulk, until 2002 a senior executive with Post Properties, and Albert N. (Bud) Parker, an investor whose involvement with Post Properties dates from 1972.

      The attached proxy statement describes the plan I have formulated with my nominees for implementing shareholder friendly corporate governance at Post Properties, enhancing value for all Post Properties shareholders and improving the operations of Post Properties. Along those lines, we are evaluating a full range of options, including operational changes, asset sales and exchanges and related common stock repurchases, and a sale of Post Properties as a whole. We encourage you to contact our proxy solicitor, MacKenzie Partners, Inc., at the number set forth below to share your views or suggestions on how to enhance the value of your investment in Post Properties.

      Enclosed are proxy materials that describe in detail the backgrounds of my nominees and our program for improving Post Properties for the benefit of all of its shareholders. I seek your support for my nominees. Please carefully review and consider this information. YOUR VOTE AT THE 2003 ANNUAL MEETING IS ESPECIALLY IMPORTANT. PLEASE SIGN AND DATE THE ENCLOSED GOLD PROXY CARD AND PROMPTLY RETURN IT IN THE ENCLOSED ENVELOPE.

      YOU MAY ALREADY HAVE RECEIVED, OR WILL SOON RECEIVE, A PROXY CARD FROM POST PROPERTIES. PLEASE COMPLETE, SIGN, DATE, AND RETURN ONLY THE GOLD PROXY CARD AND DO NOT RETURN ANY POST PROPERTIES' PROXY CARD UNDER ANY CIRCUMSTANCES. If you have any questions or comments, please call MacKenzie Partners, Inc. at
(800) 322-2885.

      On behalf of my nominees and myself, we look forward to working with you and thank you for your support.


                                    Very truly yours,

                              QUESTIONS AND ANSWERS

Q: WHY AM I RECEIVING THIS PROXY STATEMENT AND PROXY CARD?

A: You are receiving this Proxy Statement and proxy card because you beneficially own shares of Post Properties common stock. This Proxy Statement describes matters on which you are entitled to vote as a Post Properties shareholder at the 2003 Annual Meeting and with respect to which I am seeking your support. These matters include the election of directors and the approval of the 2003 Incentive Stock Plan, each of which is described in more detail in this Proxy Statement so that you can make an informed decision as to how to vote your Post Properties common stock.

   You will be receiving two proxy statements, and corresponding proxy cards, for the matters to be voted on at the Annual Meeting. One is from Post Properties and the other is this Proxy Statement. EACH OF THESE PROXY STATEMENTS RELATES TO THE SAME MATTERS--ELECTION OF DIRECTORS AND APPROVAL OF AN INCENTIVE STOCK PLAN AT THE ANNUAL MEETING. HOWEVER, THIS PROXY STATEMENT RELATES TO AN ALTERNATE SLATE OF NOMINEES PROPOSED BY JOHN A. WILLIAMS AND NOT THE SLATE OF NOMINEES PROPOSED BY POST PROPERTIES.

   When you sign the enclosed GOLD proxy card, you appoint John A. Williams or his representive as your representative at the Annual Meeting. Mr. Williams or his representative will vote your shares of Post Properties common stock at the Annual Meeting as you have instructed him on the proxy card. This way, your shares of Post Properties common stock will be voted whether or not you attend the Annual Meeting in person. Even if you plan to attend the Annual Meeting in person, it is a good idea to complete, sign and return your GOLD proxy card in advance of the meeting, just in case your plans change. If you attend the Annual Meeting and vote in person, then any proxy card you have submitted will be revoked.

   If an issue comes up for vote at the meeting that is not on the proxy card, Mr. Williams or his representative will vote your shares of Post Properties common stock, under your proxy, in his discretion.

Q: WHAT IS THE RECORD DATE?

A: The record date for the Annual Meeting is March 25, 2003. Only holders of record of Post Properties common stock as of the close of business on that date are entitled to notice of, and to vote at, the Annual Meeting.

Q: HOW MANY SHARES ARE OUTSTANDING?

A: As of the record date, there were 37,325,182 shares of Post Properties common stock outstanding, as well as 4,731,653 units of limited partnership in Post Apartment Homes, L.P., which are exchangeable for shares of common stock on a one-for-one basis. Only holders of shares of common stock are permitted to vote at the Annual Meeting. The units of limited partnership have no voting rights until they are converted into shares of common stock and, accordingly, cannot be voted at the Annual Meeting.

Q: WHAT AM I VOTING ON?

A: You are being asked to vote on:

  -     the election of six individuals to the Board of Directors of Post
        Properties;

  -     the approval of Post Properties' 2003 Incentive Stock Plan; and

  - to authorize Mr. Williams, or his representative, to vote upon such other business as may properly come before the Annual Meeting or before any adjournment, postponement or rescheduling of this Annual Meeting.

   You should be aware that, although there are six individuals who will be elected to the Board of Directors of Post Properties, Mr. Williams is seeking proxy authority only with respect to the election of his five nominees. As a result, if you grant Mr. Williams and his representatives proxy authority, your shares will not be voted with respect to one of the directors to be elected.

   Cumulative voting is not permitted and dissenters' rights are not applicable to either of the matters being voted upon.

Q: HOW DO I VOTE IN FAVOR OF MR. WILLIAMS' PROPOSALS?

A: You may vote by mail or you may vote in person at the Annual Meeting.

   To vote by mail, you must sign and date the GOLD proxy card and mail it in the enclosed, prepaid and addressed envelope. If you mark your voting instructions on the proxy card, your shares will be voted as you instruct. If you return a signed card but do not provide voting instructions, your shares will be voted:

  -     for the five named nominees in this Proxy Statement; and

  -     for the approval of the 2003 Stock Incentive Plan.

   As noted above, because Mr. Williams has nominated five directors, one of the votes that you are eligible to cast will not be voted for any other director. We encourage you to examine your proxy card closely to make sure you are voting all of your shares in Post Properties.

   To vote in person at the Annual Meeting, you should attend the Annual Meeting and fill out a written ballot that will be distributed to Post Properties shareholders at the Annual Meeting. If you hold your Post Properties common stock through a brokerage account but do not have a physical share certificate, you must request a legal proxy from your stockbroker in order to vote at the meeting.

Q: WHAT IF I CHANGE MY MIND AFTER I RETURN MY PROXY?

A: You may revoke your proxy and change your vote at any time before the polls close at the Annual Meeting. You may revoke your proxy by signing another proxy with a later date, voting in person at the Annual Meeting or giving written notice to the Secretary of Post Properties.

Q: HOW MANY VOTES DO YOU NEED TO HOLD THE ANNUAL MEETING?

A: Holders representing a majority of the outstanding shares of Post Properties common stock must be present either in person or by proxy in order for a quorum to be present at the Annual Meeting and to conduct business. Shares are counted as present if the shareholder has voted in person or by proxy. Votes to "withhold authority," abstentions and "broker non-votes" with respect to any matter count toward determining whether a quorum is present.

Q: WHAT IF I ABSTAIN FROM VOTING?

A: Abstentions are counted as present for purposes of establishing a quorum. If a quorum is present, abstentions have no effect on the outcome of a vote, including the election of directors and the approval of the 2003 Incentive Stock Plan.

Q: HOW MANY VOTES ARE NEEDED TO ELECT DIRECTORS?

A: The six nominees receiving the highest number of "yes" votes will be elected as directors.

Q: HOW MANY VOTES ARE NEEDED TO APPROVE THE 2003 INCENTIVE STOCK PLAN?

A: To approve the 2003 Incentive Stock Plan, the number of votes cast for the approval of the 2003 Incentive Stock Plan at the Annual Meeting must exceed the number of votes cast against it.

Q: HOW ARE VOTES COUNTED?

A: You may vote either "for" or "against" each matter to be considered at the Annual Meeting. If you sign your GOLD proxy card and indicate no further instructions, your shares of Post Properties common stock will be voted:

  -     for the election of each nominee of John A. Williams; and

  -     for the approval of the 2003 Incentive Stock Plan.

   Voting results will be tabulated and certified by Post Properties' transfer agent, EquiServe.

Q: WHERE CAN I FIND THE VOTING RESULTS OF THE ANNUAL MEETING?

A: Post Properties has stated that it will announce preliminary voting results at the Annual Meeting. Post Properties has stated that it will publish the final results in its quarterly report on Form 10-Q for the second quarter of 2003. Post Properties will file that report with the Securities and Exchange Commission, and you can get a copy by:

  - writing to the Secretary of Post Properties at One Riverside, 4401 Northside Parkway, Suite 800, Atlanta, GA 30327-3057;

  - calling the Securities and Exchange Commission at (800) SEC-0330 for the location of the nearest public reference room; or

  -     going to the SEC's Internet site, www.sec.gov.

                   PRELIMINARY COPIES DATED APRIL 21, 2003

                                 PROXY STATEMENT
                                       OF
                                JOHN A. WILLIAMS


                           -------------------------

                       2003 ANNUAL MEETING OF SHAREHOLDERS
                                       OF
                              POST PROPERTIES, INC.


                           -------------------------

                                  INTRODUCTION

      This Proxy Statement and the accompanying GOLD proxy card are being furnished to the holders of shares of common stock, par value $.01 per share, of Post Properties, Inc. by John A. Williams, Chairman Emeritus and a director of Post Properties. Mr. Williams is soliciting proxies from Post Properties shareholders to be voted at the 2003 Annual Meeting of Post Properties shareholders and at any adjournments, postponements or reschedulings thereof. The Board has set March 25, 2003 as the record date for the Annual Meeting, and Post Properties has announced that its 2003 Annual Meeting is scheduled to be held on Thursday, May 22, 2003, at One Riverside, 4401 Northside Parkway, Suite 800, Atlanta, Georgia 30327-3057, beginning at 9:00 a.m. (local time).

      Six individuals will be elected to the Board of Directors of Post Properties at the 2003 Annual Meeting. One of these individuals will be elected to the class of directors whose term expires in 2004, one will be elected to the class whose term expires in 2005 and four will be elected to the class whose term expires in 2006. Mr. Williams is soliciting proxies to vote in favor of the election of George R. Puskar, Roy E. Barnes, Francis L. Bryant, Jr., Paul J. Dolinoy and Thomas J.A. Lavin, each of whom Mr. Williams will nominate for election. Mr. Williams and his representatives will not vote any proxies they are granted in favor of any Post Properties' nominees. As a result, if you grant Mr. Williams and his representatives proxy authority, your shares will not be voted with respect to one of the directors to be elected. Mr. Williams will nominate his five nominees in accordance with the bylaws of Post Properties and will vote his Post Properties shares in favor of their election.

      Currently, the Board is composed of eleven directors. However, one existing director has submitted his resignation from the Board effective following the Annual Meeting. If all of Mr. Williams' nominees are elected, following the Annual Meeting, five of the ten directors will be Mr. Williams' nominees. Mr. Williams and his nominees would therefore together constitute a majority of the Board. If elected, each of Mr. Williams' nominees would be considered an independent director under current and publicly proposed New York Stock Exchange requirements applicable to service on audit committees.

      This Proxy Statement and the accompanying GOLD proxy card are first being sent or given to Post Properties shareholders on or about April , 2003.

      Post Properties' principal executive offices are located at 4401 Northside Parkway, Suite 800, Atlanta, Georgia 30327-3057.

             THIS SOLICITATION IS BEING MADE BY JOHN A. WILLIAMS
                AND NOT ON BEHALF OF POST PROPERTIES' BOARD.
                    ---------------------------------------

   YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON, PLEASE COMPLETE, SIGN, DATE AND RETURN THE GOLD PROXY CARD.
                                                               ---------------

  YOU MAY ALREADY HAVE RECEIVED, OR WILL SOON RECEIVE, A WHITE PROXY CARD FROM POST PROPERTIES. PLEASE COMPLETE, SIGN, DATE AND RETURN ONLY THE GOLD PROXY
   CARD AND DO NOT RETURN ANY WHITE PROXY CARD UNDER ANY CIRCUMSTANCES. IF YOU RETURN BOTH PROXY CARDS THERE IS A DANGER THAT YOUR SHARES WILL NOT BE VOTED
   AS YOU DESIRE BECAUSE ONLY THE LATEST DATED PROXY CARD YOU SUBMIT COUNTS.

                       INFORMATION ABOUT JOHN A. WILLIAMS

      John A. Williams founded Post Properties in 1971. Mr. Williams has worked diligently in managing Post Properties for over 30 years, during which time Mr. Williams served as a director, Chairman and Chief Executive Officer of Post Properties. Mr. Williams announced his resignation as Chief Executive Officer on March 26, 2002 effective as of July 1, 2002. He remained as Chairman until February 20, 2003, at which time Mr. Williams agreed to change his title from Chairman to Chairman Emeritus. Mr. Williams remains a director of Post Properties. In addition, Mr. Williams is the largest equity holder of Post Properties, having acquired his original stake at the time he founded Post Properties. As of March 25, 2003, Mr. Williams beneficially owned 2,887,815 shares of Post Properties common stock, or approximately 7.3% of the outstanding Post Properties common stock (in each case, assuming full exercise of options and conversion of partnership units held by Mr. Williams), including 855,065 shares of Post Properties common stock, or 2.3% of the shares eligible to vote at the Annual Meeting.

      Mr. Williams has strongly voiced his views to other directors that shareholder value must be enhanced, and he has proposed to the Board specific steps for it to take to do so. Recently, the Board and executive management of Post Properties began taking actions to limit Mr. Williams' access to the records and employees of Post Properties. These actions included instructions to Post Properties employees to cease providing to Mr. Williams monthly financial information that had been regularly provided to Mr. Williams in the past and proposing resolutions to be adopted by the Board that would implement restrictions on Mr. Williams' access to records and employees of Post Properties and that would require Mr. Williams to relocate his office to a building other than where Post Properties' headquarters are located. In response, Mr. Williams filed a motion for a temporary restraining order in the Superior Court of Cobb County, Georgia seeking to enjoin the implementation and operation of the Board's proposed actions. The Superior Court granted Mr. Williams' motion on March 21, 2003 and enjoined the Board from taking any actions that limit, restrict or otherwise adversely affect Mr. Williams' rights as a director or shareholder or his rights under his Master Employment Agreement with Post Properties. On April 7, 2003, Mr. Williams voluntarily dismissed his complaint against Post Properties and the temporary restraining order is no longer in effect.

      Mr. Williams, as a greater than 5% shareholder of Post Properties, is subject to the filing requirements of the Securities Exchange Act of 1934, and is required to file periodic reports and other information with the SEC relating to his ownership of Post Properties common stock. These reports and other information can be inspected and copied at the public reference facility maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Information regarding the public reference facility may be obtained from the SEC by telephoning 1-800-SEC-0330. Mr. Williams' and Post Properties' filings are also available to the public on the SEC's Internet site, at www.sec.gov. Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Copies of many of the items filed with the SEC and other information concerning Mr. Williams and Post Properties are available for inspection at the offices of the New York Stock Exchange, Inc. located at 20 Broad Street, 7th Floor, New York, New York 10005.

                                    IMPORTANT

      MR. WILLIAMS STRONGLY RECOMMENDS THAT YOU VOTE FOR HIS NOMINEES BY COMPLETING, SIGNING, DATING AND MAILING THE ENCLOSED GOLD PROXY CARD PROMPTLY
 IN THE ENVELOPE PROVIDED WHETHER OR NOT YOU INTEND TO ATTEND THE MEETING IN
                                     PERSON.

  HOLDERS OF RECORD OF POST PROPERTIES COMMON STOCK AS OF MARCH 25, 2003 ARE URGED TO SUBMIT A GOLD PROXY CARD EVEN IF YOU SOLD YOUR SHARES AFTER THAT
                    ---------------   DATE.

 IF YOU HAVE PURCHASED POST PROPERTIES COMMON STOCK AFTER MARCH 25, 2003 AND WISH TO VOTE YOUR SHARES AT THE ANNUAL MEETING, YOU SHOULD SEEK TO OBTAIN A
               PROXY FROM THE PERSON THAT SOLD YOU YOUR SHARES.

IF YOUR POST PROPERTIES COMMON STOCK IS HELD IN THE NAME OF A BROKERAGE FIRM, BANK OR NOMINEE ON THE RECORD DATE, PLEASE CONTACT THE PERSON RESPONSIBLE FOR
 YOUR ACCOUNT AND GIVE INSTRUCTIONS FOR YOUR SHARES TO BE VOTED ON THE GOLD
                                 PROXY CARD.                           ----
                                 ----------

               QUESTIONS CONCERNING THIS PROXY STATEMENT OR THE
             ACCOMPANYING GOLD PROXY CARD SHOULD BE DIRECTED TO:
                          ---------------


                            ----------------------

                            MacKenzie Partners, Inc.
                               105 Madison Avenue
                               New York, NY 10016
                                 (800) 322-2885
                            ----------------------


                                     VOTING

      The information contained in the following four paragraphs is based on publicly available copies of the articles of incorporation and bylaws of Post Properties and on other information contained in Post Properties' public filings and press releases and set forth on its Internet site.

      The Board has fixed March 25, 2003 as the record date for the determination of Post Properties shareholders that are entitled to notice of and to vote at the Annual Meeting. As of that date, there were 37,325,182 shares of Post Properties common stock outstanding and 4,731,653 outstanding units of limited partnership in Post Apartment Homes, L.P., each unit being exchangeable into shares of Post Properties common stock on a one-for-one basis. On all matters submitted for a vote at the Annual Meeting, only shares of Post Properties common stock are entitled to be voted, and each share is entitled to one vote. The units of limited partnership have no voting rights until they are converted into shares of Post Properties common stock and accordingly cannot be voted at the Annual Meeting.

      The attendance at the Annual Meeting, in person or by proxy, of the holders of a majority of the outstanding Post Properties common stock is necessary for a quorum to be present at the Annual Meeting. Votes to "withhold authority," abstentions and "broker non-votes" with respect to any matter to be voted on at the Annual Meeting will not be voted but will be counted as present for purposes of determining if a quorum is present at the Annual Meeting.

      The affirmative vote of a plurality of the aggregate votes cast is required for a nominee to be elected to the Board--namely, the six nominees receiving the most votes in favor of their election will be elected to the Board. For the 2003 Incentive Stock Plan to be approved, more votes must be cast in favor of the Plan than are cast against the Plan. As a result, abstentions, votes to "withhold authority" and "broker non-votes" will have no effect on the election of directors or approval of the 2003 Incentive Stock Plan. If any other matter properly comes before the Annual Meeting, its resolution will be determined by a majority of votes cast with respect to such matter, unless a higher vote is required under the articles of incorporation or bylaws of Post Properties or under applicable law.

      The Board has a standing Audit Committee, Executive Compensation and Management Development Committee, Nominating Committee and Strategic Planning Committee. Information regarding the membership, meetings and policies and procedures of these committees is contained in the definitive proxy statement of Post Properties under the headings "Committees of the Board of Directors," "Report of the Audit Committee," and "Report on Executive Compensation," and is incorporated herein by reference.

      If you execute and return the enclosed form of GOLD proxy card, you may still revoke that proxy at any time before the vote at the Annual Meeting. You may do so by filing with the Secretary of Post Properties a written notice of revocation, by executing and returning a proxy card bearing a later date than your most recently submitted proxy card or by attending the Annual Meeting and voting in person. Your execution of a proxy card will not affect your right to attend the Annual Meeting and vote in person, but your attendance at the Annual Meeting will not, by itself, revoke a proxy that you have previously executed and delivered.

      IF YOU, AS A POST PROPERTIES SHAREHOLDER, WISH TO VOTE FOR MR. WILLIAMS' NOMINEES, YOU SHOULD SUBMIT THE ENCLOSED GOLD PROXY CARD WHETHER OR NOT YOU INTEND TO ATTEND THE MEETING IN PERSON. YOU SHOULD NOT SUBMIT POST PROPERTIES' PROXY CARD.

      Unless you indicate contrary instructions on the enclosed GOLD proxy card, all shares of Post Properties common stock represented by valid GOLD proxy cards, which have not been revoked as described above, will be voted:

        o     FOR the election of Mr. Williams' five nominees;

        o     FOR the approval of the 2003 Incentive Stock Plan; and

        o at the discretion of the proxy holder(s) on such other business as may properly come before the Annual Meeting, including any decision to adjourn, postpone or reschedule the Annual Meeting.

   ------------------------------------------------------------------------

       YOUR VOTE AT THIS YEAR'S ANNUAL MEETING IS ESPECIALLY IMPORTANT. PLEASE SIGN AND DATE THE ENCLOSED GOLD PROXY CARD AND PROMPTLY RETURN IT
         IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU INTEND TO ATTEND
                             THE MEETING IN PERSON.

   ------------------------------------------------------------------------

                BACKGROUND OF AND REASONS FOR THE SOLICITATION

      As described above, Mr. Williams founded Post Properties in 1971 and managed its business as a private real estate company until 1993. In 1993, Post Properties successfully completed an initial public offering of its common stock. Following this initial public offering, Mr. Williams continued as Chairman and Chief Executive Officer. During the 1990's, under Mr. Williams' leadership, Post Properties continued its reputation as a premier operator of high-end multifamily properties.1

      Mr. Williams resigned as Chief Executive Officer of Post Properties on March 26, 2002, effective as of July 1, 2002. He continued to serve as Chairman of Post Properties until February 20, 2003, at which time he became Chairman Emeritus. Mr. Williams continues to serve as a director and is Post Properties' largest equity holder, having beneficial ownership of 2,887,815 shares of Post Properties common stock, or approximately 7.3% of the outstanding Post Properties common stock (in each case, assuming exercise of his options and conversion into common stock of his partnership units in Post Apartment Homes, L.P.) as of March 25, 2003, including 855,065 shares of Post Properties common stock, or 2.3% of the shares eligible to vote at the Annual Meeting.

      In recent months, Mr. Williams has become increasingly concerned about the deteriorating operating performance of Post Properties and the erosion of the value of Post Properties common stock, and has voiced these concerns to other directors. Mr. Williams believes that this deterioration is evidence that management is unable to effectively address the adverse market and economic conditions that now confront Post Properties. Specifically, the following table summarizes the operating performance of Post Properties and the performance of Post Properties common stock, during 2002:


      2002 Operating Performance2

      Criteria3      Post Properties    Peer Group Average    Post Properties
                                                              Rank
      -----------   ----------------    ------------------    ---------------

      Same store
      net operating       (10.1%)             (4.4%)           16 of 16 (last)
      income growth
      (decline)

      Same store
      revenue             (6.8%)              (1.9%)           16 of 16 (last)
      growth
      (decline)

      Same store          90.9%               92.8%            14 of 16
      occupancy

      G&A expense
      as a                4.4%                3.1%             16 of 16 (last)
      percentage of
      revenues


------------------------------
1 Source: Morgan Stanley Dean Witter Research Report (8/27/97); Bear Stearns Research Report (8/20/98). The consent of Morgan Stanley Dean Witter and Bear Stearns to this reference has not been sought.
2 Source: Public filings of Post Properties and the companies included in its peer group, which are: Apartment Investment and Management Company; AMLI Residential Properties Trust; Archstone-Smith Trust; AvalonBay Communities, Inc.; BRE Properties, Inc.; Camden Property Trust; Cornerstone Realty Income Trust, Inc.; Equity Residential; Essex Property Trust, Inc.; Gables Residential Trust; Home Properties of New York, Inc.; Mid-America Apartment Communities, Inc.; Summit Properties Inc.; The Town and Country Trust; and United Dominion Realty Trust, Inc. Post Properties' peer group consists of publicly traded multifamily real estate investment trusts listed by the National Association of Real Estate Investment Trusts with equity market capitalizations greater than $250 million.
3 Based upon operating statistics consistently reported by each of the peer group companies or derived from information included in their respective quarterly supplemental financial packages, quarterly reports on Form 10-Q and annual reports on Form 10-K.

      2002 Performance of Post Properties Common Stock4

      Criteria       Post Properties    Peer Group Average   Post Properties
                                                             Rank
      ------------   ---------------    ------------------   ---------------
      Per share
      appreciation        (32.8%)             (9.4%)          16 of 16 (last)
      (decline)

      Total returns       (25.2%)             (2.3%)          16 of 16 (last)


      On numerous occasions at Board meetings and in conversations with other directors, Mr. Williams has made specific suggestions designed to improve operating performance and enhance value for all Post Properties shareholders. However, a majority of the Board has consistently opposed Mr. Williams' suggestions, which have included:

   o emphasizing sales of properties in the Atlanta market to reduce Post Properties' concentration in that market;

   o applying asset sale proceeds to repurchase Post Properties common stock and repay indebtedness in an appropriate proportion to maintain Post Properties' ratio of total debt and preferred equity to total market capitalization;

   o controlling corporate overhead by reducing development staff and closing Post Properties' Dallas, Texas office;

   o maintaining a level of maintenance capital expenditures necessary to preserve the competitive advantages of Post Properties' properties, and ceasing the deferral of such maintenance capital expenditures; and

   o reinstating the Post Properties employees who headed Post's maintenance, security and employee training operations, each of whom was terminated without prior consultation with the Board.

      Additionally, Mr. Williams has become increasingly concerned about what he believed to be the Board's ability to maintain appropriate and necessary standards of corporate governance and its unwillingness to take actions that will enhance value for all Post Properties shareholders.

      Mr. Williams cites, as an example, the Board's handling of an acquisition proposal received earlier this year. On March 14, 2003, Post Properties received a letter from a reputable real estate investment firm proposing to pay $26 in cash for each share of Post Properties common stock, representing an approximately 13% premium over the closing price of Post Properties common stock on that day, and indicating that the firm was prepared to proceed without any financing contingency. The potential buyer also stated that it believed that, after a due diligence investigation including nonpublic information concerning Post Properties, the buyer could be in a position to increase its offer price.

      This specific offer followed a letter Post Properties received on February 19, 2003 from the same potential acquiror, initially expressing its interest in a possible acquisition of Post Properties at an unspecified premium to the prevailing market price of Post Properties common stock. The proposal contemplated a cash acquisition of Post Properties common stock, and consideration of equivalent value, but offering the possibility of tax deferral for holders of units in Post Apartment Homes, L.P.

      In both instances, Mr. Williams urged the Post Properties Board to enter into discussions with the potential acquiror, but the Board declined to do so. Indeed, at the Board meeting held the day after receiving the February 19, 2003 letter, Mr. Williams formally proposed the establishment of a committee of independent directors to study all of Post Properties' strategic alternatives,

-------------------------
4  Source:  Based upon information published by Bloomberg L.P.

which would include the third party offer set forth in the February 19, 2003 letter, but the Board rejected this suggestion and determined not to pursue discussions with the potential buyer. Despite Mr. Williams urging that Post Properties publicly disclose the March 14, 2003 acquisition proposal, the company decided not to disclose this proposal until April 16, 2003, when it responded to Mr. Williams' solicitation of proxies. Post Properties' disclosure, however, omitted several material details, which are given above, of this proposal that Mr. Williams believes would be significant to Post Properties shareholders.

      In March 2003, management proposed actions for approval by the Board that would have severely limited Mr. Williams' access to information about Post Properties and his ability to communicate with Post employees, resulting in litigation described under "Information About John A. Williams." Mr. Williams believes that these actions were an attempt to silence his efforts to bring about changes at Post Properties designed to improve its deteriorating performance.

      Before making the decision to conduct this proxy solicitation, Mr. Williams contacted a few key shareholders of Post Properties, who were supportive of his decision and who granted Mr. Williams revocable proxies to vote in favor of his slate of independent nominees at the Annual Meeting. These shareholders include:

   o J.C. (Bud) Shaw, a long-time director of Post Properties and a current Director Emeritus of Post Properties and a co-founder of Shaw Industries, whose involvement with Post Properties dates from 1972;

   o William A. Parker, a long-time director of Post Properties and a current Director Emeritus of Post Properties and a member of a number of other public company boards, whose involvement with Post Properties dates from 1972;

   o W. Daniel Faulk, Jr., President of Post Apartment Development until its spin-off from Post Properties in February, 2002; and

   o Albert N. (Bud) Parker, an investor whose involvement with Post Properties dates from 1972.

      Mr. Williams also discussed the possibility of this proxy solicitation with other individuals prominent in the real estate industry, both for advice and to ascertain whether any of these individuals would be interested in participating as a nominee. As detailed below, Mr. Williams believes that an extremely talented and experienced group of individuals agreed to participate as nominees.

      Based on these discussions, and to protect the value of his, and all shareholders', investment in Post Properties, Mr. Williams decided to propose five independent nominees for election to the Board.

      Each of Mr. Williams' nominees is independent of Post Properties under existing and publicly proposed independence rules of the New York Stock Exchange applicable to service on audit committees. None of his nominees has any business, financial or familial relationship with Mr. Williams, and, other than customary indemnification, which would terminate upon their election, he is not compensating any of his nominees for their agreement to stand for election. The nominees as a group have extensive experience in purchasing and financing real estate for the accounts of institutional investors and with the ownership and financing of multifamily properties. Their experience in these areas far exceeds the corresponding experience of the incumbent nominees.

      Mr. Williams' nominees are committed, subject to the fiduciary duties they would have as directors of Post Properties, to take the following actions upon their election:

Implement Shareholder Friendly Corporate Governance:

   o They would propose to the Board that Mr. Puskar, who has substantial experience in the real estate industry and as a director of public companies, including a number of real estate investment trusts, become nonexecutive Chairman.

   o They would propose to the Board that Mr. Williams become President and Chief Executive Officer of Post Properties. Mr. Williams has stated that if the Board agrees to name him as President and Chief
         Executive Officer, he will relinquish all benefits payable to him under his existing employment agreement with Post Properties, including any change of control payments (other than his health, disability and life insurance). He would accept a base salary of $1 per year without any cash bonus or other cash payment in consideration of his services. Any other benefits provided to Mr. Williams would be at the discretion of the Board. It would be Mr. Williams' intention to serve as President and Chief Executive
         Officer until Post Properties' operating performance has recovered, as reflected in the price of Post Properties common stock, and the Board has identified a suitable successor.

   o They would propose to the Board that the bylaws of Post Properties be amended to:

        - provide for the annual election of all directors by Post Properties shareholders;

        - provide that the Board cannot adopt any shareholder rights plan, commonly known as a "poison pill," without the approval of Post Properties shareholders; and

         - provide that the Board cannot cause Post Properties to be subject to Georgia's anti-takeover statutes, including both the "business combination" and "fair price" provisions, without the approval of Post Properties shareholders.

         Each of these amendments would be presented to Post Properties shareholders for any required approval and to ensure that the Board not amend or repeal these provisions without the further approval of Post Properties shareholders.

   o They would propose to the Board that ownership limits contained in the articles of incorporation of Post Properties be amended to allow any person to acquire up to 9.8% of the outstanding Post Properties common stock and to allow any person that is a tax exempt trust, a registered investment company or a widely held, publicly traded real estate investment trust to acquire up to 25% of the value of outstanding Post Properties common stock, provided, in each case, that such acquisition does not violate the other provisions in the articles of incorporation designed to protect Post Properties' qualification as a real estate investment trust for federal income tax purposes.

         As in the current articles of incorporation, the Board would continue to have the power to waive the application of the ownership limits described above with respect to any shareholder. They would also adopt a Board policy pursuant to which the Board would seek to exempt from these ownership limitations any acquisition of Post Properties common stock by any person or entity in a tender offer in which a majority of Post Properties is tendered or in a merger or other business combination that is approved by Post Properties shareholders. This amendment to the articles of incorporation would be presented to Post Properties shareholders for their approval.

   o They would propose to the Board that Post Properties approve a policy that one-half of all compensation to directors in consideration of their services as directors be paid in Post Properties common stock.

   o They would propose to the Board that Post Properties approve a policy that directors be prohibited from selling Post Properties common stock that they receive in consideration of their services as directors while continuing to hold such position.

Improve Operating Performance:

   o They would propose to the Board that it undertake a program to assure that Post Properties management consists of the most capable and talented individuals available. This program would include:

        - a regular and comprehensive review of the performance of each member of senior management; and

        - a search to identify and recruit individuals who would improve the overall quality of Post Properties management.

   o They would propose to the Board a plan designed to improve the operating performance of Post Properties in light of the current adverse market and economic conditions. This plan would consist of:

        - implementing aggressive but selective cost-cutting measures designed to eliminate corporate overhead without sacrificing the highest quality customer service and maintenance levels; and

        - changing the criteria on which Post Properties bases its sales and disposition strategies, as well as the manner in which those strategies are executed.

   o They would propose to the Board a plan designed to reestablish a high level of customer service and attention to detail to increase occupancy and rental rates at the properties of Post Properties. This plan will include the implementation of the highest and consistent level of employee training and onsite quality control and the reestablishment of uniform operating procedures.

Enhance Shareholder Value:

   o They would nominate George Puskar, John Williams and one additional independent director to the Strategic Planning Committee. The Strategic Planning Committee would meet monthly and provide recommendations to the Board with respect to corporate strategy.

   o They would propose to the Board that a special committee of the Board, consisting solely of independent directors, undertake an exploration of all strategic alternatives available to Post Properties to enhance shareholder value, including:

        -  operational changes, including those described above;

        - sales of assets coupled with a repurchase program for Post Properties common stock and repayment of indebtedness, in an appropriate proportion to maintain Post Properties' ratio of total debt and preferred equity to total market capitalization; and

        - a sale of Post Properties as a whole, or a merger or other business combination involving Post Properties.

   o This independent special committee would be empowered to employ independent financial and legal advisors to assist it with its review and evaluation of all such strategic alternatives.

      Mr. Williams has discussed informally with certain other directors that he may consider a going-private transaction in which Mr. Williams would be an equity investor and other strategic alternatives with respect to his equity interest in Post Properties. In Fall 2002, Mr. Williams had a limited number of private conversations with several of the directors on an individual basis in which he solicited their opinions on the possibility of pursuing a going-private transaction for Post Properties. The directors with whom Mr. Williams spoke on this subject were noncommittal, and Mr. Williams did not pursue the matter further with them. Mr. Williams has no current plan or proposal for any such transaction. If Mr. Williams' nominees are elected, Mr. Williams may pursue his interest in such a transaction, and it is envisioned that any such proposal would be referred to such independent special committee of the Board, where it would be evaluated in the same way as any similar proposal received from a third party. If Mr. Williams were to make such a proposal, his interests would no longer be aligned with those of Post Properties shareholders generally.

PROPOSAL I:                     ELECTION OF DIRECTORS

General

      The bylaws of Post Properties provide that the Board shall consist of not less than three nor more than 15 directors, with the exact number to be fixed by resolution of the Board. Currently, the size of the Board is fixed at 11 members. However, one existing director has submitted his resignation from the Board effective following the Annual Meeting. Pursuant to the bylaws, Post Properties has a "classified" Board, which means that the Board is divided into three classes of directors serving three year terms, and each year the term of one class of directors expires. Accordingly, not all directors come up for election in a single year.

      Three of the Board's nominees are current directors who were elected by the Board to fill vacancies on the Board created since the 2002 Annual Meeting and have never been elected to the Board by Post Properties shareholders. As a result, Georgia law and Post Properties' bylaws require that these three newly appointed directors, together with the three directors whose class term expires at the 2003 Annual Meeting, stand for reelection at the Annual Meeting. Of these three newly appointed nominees, the Board has proposed that one be elected for a term expiring at the 2004 Annual Meeting and that one be elected for a term expiring at the 2005 Annual Meeting. The other four nominees are standing for election for a term expiring at the 2006 Annual Meeting.

      Article I, Section 8 of the bylaws of Post Properties requires that any shareholder wishing to nominate persons for election as directors at an annual meeting must give Post Properties written notice, together with certain information regarding the individuals being nominated and the nominating shareholder. This notice must be delivered to or mailed and received at the principal executive offices of Post Properties no later than the close of business on the 10th day following the day on which notice of the meeting was mailed to Post Properties shareholders. Post Properties' definitive proxy statement for the 2003 Annual Meeting indicates it was mailed to Post Properties shareholders on or about April 4, 2003. Mr. Williams delivered to Post Properties the notice and information required by the bylaws with respect to his nominees on April 7, 2003. On April 11, 2003, Jansen Noyes III, of whom Mr. Williams had previously provided notice of intent to nominate for election, informed Mr. Williams that, while Mr. Noyes continued to be wholly supportive of Mr. Williams and this proxy solicitation, he would be unable to stand for election as a director as a result of potential conflicts between his current employment and his service as a director if he were elected. Accordingly, Mr. Williams delivered an amended notice to Post Properties on April 14, 2003 which provided Post Properties with notice of his intent to nominate Francis L. Bryant, Jr. for election as a director at the Annual Meeting and which notice contained the information with respect to Mr. Bryant required by the bylaws.

Williams Nominees

      At the Annual Meeting, Mr. Williams will nominate and vote, individually and as proxy, in favor of his five nominees for the terms indicated below. The information below concerning age, principal occupation and experience of Mr. Williams' nominees has been furnished by the respective nominee. Except as described in this Proxy Statement, none of Mr. Williams' nominees beneficially owns any Post Properties common stock.

      Nominee for Election - Term Expiring 2005

       Name            Age            Principal Occupation and Background
====================  =======  =================================================
George R. Puskar        59     George R. Puskar retired in June 2000 after 33
                               years in the real estate industry.  Mr. Puskar
2023 North                     was Chairman and Chief Executive Officer of
Atlantic Avenue,               Equitable Real Estate Investment Management,
Suite 304                      Inc., which was one of the world's most
Cocoa Beach,                   diversified real estate organizations with over
Florida 32931                  $30 billion in assets under management and
                               ranked as the leading manager of United States pension real estate assets.

                               Mr. Puskar entered Equitable's appraisal real estate training program in 1966 following his graduation from college. In 1976, he was a participant in the President's Executive Interchange Program in Washington, D.C. and was assigned to the Federal Home Loan Bank Board. He was elected an officer of Equitable in 1977 and President of Equitable Real Estate in 1984. Mr. Puskar was a founder of NACREIF (National Council of Real Estate Investment Fiduciaries) and has served on its Board for a number of years. Mr. Puskar has also been active in numerous real estate organizations and has served on the Boards of NRC (National Realty Committee), ICSC (International Council of Shopping Centers) and U.L.I. (Urban Land Institute), and has written several research papers that have been published in the Real Estate Journal and the Federal Home Loan Bank Journal. He is a frequent speaker at all of the major real estate conferences, and appeared before the U.S. Senate Banking and Housing Committee in 1992 as a representative of the real estate industry. He has also been a member of the advisory board of Georgia State University and the board of Clark-Atlanta University, when he chaired the campaign to create and endow the real estate institute at Clark-Atlanta/Morehouse. From 1993 until 1997, Mr. Puskar was also a Board member of Carr-America Real Estate Investment Trust.

                               Currently, Mr. Puskar serves on the Board of Directors and Investment Committee of I-Star Financial, a New York Stock Exchange listed real estate investment trust with a $4.3 billion portfolio of assets. Effective May 14, 2003, Mr. Puskar anticipates that he will be elected to the Board of New Plan Excel Realty Trust, a self-managed real estate investment trust with a national portfolio of community and neighborhood shopping centers totaling approximately $3.7 billion in assets. He is also a member of CRE (the Counselors of Real Estate), and he remains active in ICSC. He is currently Chairman of Solutions Manufacturing, Inc., a manufacturer of electronic components based in Rockledge, Florida, and he is active as a Vice Chairman of World Team Sports, an organization that specializes in unique athletic events with teams built around disabled athletes. Mr. Puskar graduated with a B.A. from Duquesne University in Pittsburgh, Pennsylvania in 1965.


      Nominees for Election - Term Expiring 2006

       Name            Age            Principal Occupation and Background
====================  =======  =================================================
Roy E. Barnes           55     Roy Barnes is the immediate past Governor of the
                               State of Georgia, having served in that office
151 Spring Street              from January 1999 until January 2003.  During
Atlanta, GA 30303              his term as Governor, Governor Barnes also
                               served as the Chairman of the Southern Regional
                               Education Board, Chairman of the Southern
                               Governor's Association and Chairman of the Education Commission of the States. Governor
                               Barnes is presently donating six months of his time as a full-time volunteer at Atlanta Legal
                               Aid, which provides free legal services to the poor and elderly in civil matters.

                               Prior to his term as Governor, Governor Barnes served three terms in the Georgia House of Representatives, from January 1993 until January 1999. During his term in the House of Representatives, Governor Barnes served as Vice Chairman of the Judiciary Committee and Chairman of the Subcommittee on General Law.

                               In 1974, at age 26 and just two years following his graduation from the University of Georgia Law School, Governor Barnes was elected to the Georgia Senate where he served eight terms, from January 1975 until January 1991.

                               In addition to his career as a public servant, Governor Barnes has also conducted a successful law practice for many years, and he has been actively involved in business, especially banking. He served on the Board of Directors of First National Bank of Cobb County in the mid-1970s and was one of the organizers of Cobb Savings and Loan Association and Community Bank and Trust (later named Georgia State Bank). Governor Barnes also served as a Director of Alcovy Banking Company, and, together with his brother, founded an extended stay motel chain that operates under the name Efficiency Lodge, Inc.

                               Governor Barnes was recently awarded the 2003 John F. Kennedy Profiles in Courage Award by the John F. Kennedy Library Foundation. Governor Barnes received his undergraduate degree from the University of Georgia.


Francis J. Bryant,      72     Frank Bryant has over 40 years of experience in
Jr.                            the public and private real estate markets.  Mr.
                               Bryant is a former Executive Vice President, and
One Sturgis Road               officer in charge, of the real estate division
Bronxville, New York           of Manufacturers Hanover Trust Company, and the
10708                          former senior real estate lending officer of
                               Manufacturers Hanover Corporation and a member of Manufacturers Hanover Trust Company's Credit
                               Policy Committee. During his 20-year tenure with
                               Manufacturers Hanover, Mr. Bryant arranged acquisition, construction and permanent financing for a number of prominent sites, including, among others: World Financial Center, New York, New
                               York; Bank of America Plaza, New York, New York;
                               Hilton Hotel and Towers, Chicago, Illinois; Trump
                               Plaza, New York, New York; Ritz-Carlton Hotel,
                               Laguna Niguel, California; and Merchandise Mart,
                               Atlanta, Georgia. During his tenure as Executive
                               Vice President, Manufacturers Hanover provided financing to Post Properties involving 24 properties totaling 7,915 units. Mr. Bryant is currently active in entrepreneurial real estate investments with an emphasis on senior housing and health care. He is a director of Real French
                               Corporation, a subsidiary of Banque Nationale de
                               Paris.

                               Mr. Bryant was a member of the Real Estate
                               Advisory Committee of the New York State Common Retirement Fund for 24 years until 2002. He was a founding member of the Real Estate Center of the Wharton School of the University of Pennsylvania and has been Chairman of the Community Preservation Fund and Co-Chairman of the Industry Real Estate Financing Advisory Council of the American Hotel and Motel Association. He has served on the boards of other organizations, including the Real Estate Board of New York, Urban Land Institute, Prudential Realty Trust, New York University Real Estate Institute and the Realty Foundation of New York.


Paul J. Dolinoy         55     Paul Dolinoy has over 31 years of real estate
                               and investment management experience.  He
16351 Spartan                  retired in June 2000 as President of Lend Lease
Circle                         Real Estate Investments, Inc., one of the
Huntington Beach,              largest real estate investment managers in the
CA  92649                      world, with over $38 billion in real estate and
                               commercial mortgages under management for institutional and private clients in the United
                               States. Prior to Lend Lease's acquisition of Equitable Real Estate in 1997, Mr. Dolinoy served in various executive officer capacities with Equitable since 1978, including Senior
                               Executive Vice President and head of Equitable
                               Real Estate Institutional Advisors, which provided real estate investment management service to institutional investors. He began his career with Equitable Life Assurance Society in
                               1969, serving as a Group Representative and Pension Consultant for his first nine years.

                               Following his retirement and until January 2002, Mr. Dolinoy served as Chairman of the Lend Lease Portfolio Assurance Committee, as a member of Lend Lease's Prime Property Fund Investor Council and as a Senior Consultant to Lend Lease.

                               Currently he serves as Board Chairman of the J.P. Morgan United States Real Estate Income and Growth Fund, as a member of the New York State Teachers' Retirement System Real Estate Advisory Committee and as a Consultant to General Motors Acceptance Corporation Institutional Advisors.

                               Mr. Dolinoy has remained active in the real estate industry and has presented to a wide variety of investors and industry groups, including the Chartered Financial Analysts, the Asia Society, the Institute for Fiduciary Education and the Emerging Trends in Real Estate Annual Symposium. He has served on various boards and committees including the Pension Real Estate Association Board and Executive Committee and Equitable Real Estate's Executive and Investment Committees. Mr. Dolinoy graduated from Upsala College and the University of Chicago Executive Development Program.


Thomas J. A. Lavin      53     Thomas J.A. Lavin is an independent real estate
                               advisor and consultant with 30 years of
419 Fowler Avenue              experience in the public and private real estate
Pelham Manor, NY               capital markets.
10803
                               From 1999 to 2002, Mr. Lavin ran the commercial mortgage lending operation at Metropolitan Life
                               Insurance Co., where he was responsible for all aspects of a $19 billion portfolio and $3 billion in annual originations. From 1997 to 1999, Mr.
                               Lavin was a managing director of Citicorp
                               Securities, where he was responsible for origination of all major securitized and syndicated real estate financings. In 1995 and 1996, he advised on the sale of over $2 billion in commercial property sales for several clients.
                               From 1992 to 1995, he was managing director and head of the real estate investment banking group of Smith Barney Inc. During his tenure, the group raised $8.3 billion of capital principally in common equity for real estate investment trusts.

                               In 1991 and 1992, Mr. Lavin was President of
                               Weatherall, Green & Smith US, the U.S. branch of a global real estate consulting firm, where he developed acquisition opportunities for the firm's European clients. From 1978 to 1990, Mr. Lavin served in several positions at The First Boston Corporation. From 1986 to 1990, he was head of the real estate investment banking group. The group's primary activities were sales of "trophy" properties to domestic and international investors, property financing and mergers and acquisitions. He was also extensively involved in real estate equity investment for the firm's merchant banking activities.

                               Mr. Lavin is a Council Chairperson for the Urban Lane Institute and is a member of the Real Estate Roundtable of New York University. He has served on the boards of several educational institutions. Mr. Lavin is a graduate of Wesleyan University in Middletown, CT and the Harvard Business School.

      None of the corporations or organizations listed above is a parent, subsidiary or other affiliate of Post Properties.

      The election of the five Nominees as five of the ten directors of Post Properties would constitute a "change of control" as defined in various agreements that Post Properties has with certain of its senior executives and could require Post Properties to make certain payments provided for in those agreements. Mr. Williams is not able to quantify the amount of these payments.

      Each of Mr. Williams' nominees has entered into an Indemnification Agreement with Mr. Williams pursuant to which Mr. Williams has agreed to indemnify such nominee from and against any losses incurred by such nominee resulting from, relating to, or arising out of his nomination for election as a director of Post Properties at the 2003 Annual Meeting.

      Each of Mr. Williams' nominees has agreed to be named in this Proxy Statement and, if elected, to serve as a director of Post Properties. Mr. Williams does not expect that any of his nominees will be unable to stand for election or serve as a director, but if any vacancy in Mr. Williams' slate occurs for any reason (including if Post Properties makes or announces any changes to its bylaws or takes or announces any other action that has, or if completed would have, the effect of disqualifying any or all of Mr. Williams' nominees), the Post Properties common stock represented by GOLD proxy cards received by Mr. Williams and not properly revoked will be voted for the substitute candidate nominated by Mr. Williams in compliance with the rules of the SEC and any other applicable law and, if applicable, the bylaws.

      You have the opportunity to withhold authority for Mr. Williams, as proxy, to vote in favor of the election of any of Post Properties nominees as directors at the Annual Meeting by so indicating on the GOLD proxy card. In addition, there is no assurance that any of Post Properties' nominees will serve if elected with any of Mr. Williams' nominees.

      MR. WILLIAMS RECOMMENDS THAT HOLDERS OF POST PROPERTIES COMMON STOCK
            VOTE IN FAVOR OF THE ELECTION OF MR. WILLIAMS' NOMINEES.

PROPOSAL II:            APPROVAL OF 2003 INCENTIVE STOCK PLAN

      On February 20, 2003, the Board adopted the Post Properties, Inc. 2003 Incentive Stock Plan, subject to shareholder approval. The plan shall be approved by the shareholders if more votes are cast for the plan than votes cast against the plan. More information concerning the plan is contained in the Post Properties proxy statement for the 2003 Annual Meeting under the heading "Approval of Our 2003 Incentive Stock Plan", which is incorporated herein by reference.

      The shares of Post Properties common stock represented by GOLD proxy cards received by Mr. Williams and not properly revoked will be voted for the 2003 Incentive Stock Plan.

        MR. WILLIAMS RECOMMENDS THAT POST PROPERTIES SHAREHOLDERS VOTE IN
                     FAVOR OF THE 2003 INCENTIVE STOCK PLAN.

            INFORMATION CONCERNING PERSONS WHO MAY SOLICIT PROXIES

Information Concerning Participants

      Under applicable SEC regulations, Mr. Williams and each of his nominees is deemed to be a "participant" for purposes of Mr. Williams's solicitation of proxies. The name, business address and principal occupation of each of Mr. Williams' nominees is set forth above under "Election of Directors--Williams Nominees."

Information Concerning Other Representatives of Mr. Williams

      Mr. Williams has engaged MacKenzie Partners as his proxy solicitation agent in connection with the election of Mr. Williams' nominees at the Annual Meeting. Mr. Williams anticipates that certain employees of MacKenzie Partners may communicate in person, by telephone or otherwise with institutions, brokers or other persons that are shareholders of Post Properties for the purpose of assisting in the solicitation of proxies. Although MacKenzie Partners does not admit that it or any of its directors, officers, employees, affiliates or controlling persons is a "participant," as defined in Schedule 14A promulgated under the Securities Exchange Act, or that Schedule 14A requires the disclosure of certain information concerning them, the employees of MacKenzie Partners listed below may assist Mr. Williams in such solicitation of proxies. The business address of each such employee is 105 Madison Avenue, New York, New York 10016, and the telephone number of each such person is (212) 929-5500. Each person listed below is a citizen of the United States.

   Name                                 Title

   Daniel H. Burch                      Chief Executive Officer
   Lawrence Dennedy                     Executive Vice President

      In addition, Mr. Williams has engaged Citigroup Global Markets Inc. and The Espy Company as his exclusive financial advisors to provide certain financial advisory and investment banking services to Mr. Williams in connection with his evaluation of strategic alternatives with respect to his investment in Post Properties. As part of these services, Mr. Williams anticipates that certain employees of Citigroup and The Espy Company may communicate in person, by telephone or otherwise with institutions, brokers or other persons who are shareholders of Post Properties. Although neither Citigroup nor The Espy Company admits that it or any of its directors, officers, employees, affiliates or controlling persons is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act in the solicitation of proxies, or that
Schedule 14A requires the disclosure of certain information concerning them, the employees of Citigroup and The Espy Company listed below may assist Mr. Williams as described above. Each person listed below is a citizen of the United States.

   Citigroup

         Name                           Title

         Mark R. Patterson              Managing Director, Group Head of Global
                                        Real Estate Investment Banking
         Ralph S. Watts                 Managing Director, Co-Head of Mergers
                                        and Acquisitions, North America
         Gregory S. Wright              Managing Director

   The Espy Company

         Name                           Title

         William W. Espy                Managing Partner
         William B. Lawrence            Partner


      Citigroup and its affiliates engage in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of business, Citigroup and its affiliates may trade the securities of Post Properties for their own account and the accounts of customers and, accordingly, may at any time hold a long or short position in such securities, or option contracts or other derivatives in or relating to such securities. Citigroup and certain of its affiliates also may have voting and/or dispositive power with respect to securities of Post Properties held in asset management, brokerage and other accounts. Citigroup and such affiliates disclaim beneficial ownership of securities of Post Properties not held for their own account. Citigroup's principal business address is 388 Greenwich Street, New York, NY 10013 and its phone number is (212) 816-6000.

      The Espy Company, founded in 1974 by Mr. Espy, provides investment banking services for the real estate industry, arranging debt and equity capital for new development and existing properties and represents owners in the sale of properties to institutional markets. The Espy Company has organized and managed various private funds where its principals have been the lead investor with the respective fund in providing the equity capital for new development. Specifically, in regard to Post Properties, commencing in 1974 and continuing until Post Properties' initial public offering in 1993, The Espy Company arranged the debt financing for a majority of the Post Properties developments, including public bond indebtedness. From 1984 to early 2001, the company represented Post Properties in the sale of 20 properties totaling 6,000 units. Mr. Lawrence joined The Espy Company in 1987 prior to which he had been Chief Operating Officer of Fox and Carskadon Financial Corporation and its successor company, The Fox Group, in San Mateo, CA. The Espy Company's principal business address is 3715 Northside Parkway, NW, Atlanta, GA 30327 and its phone number is
(404) 233-8171.

Participant Ownership of and Transactions in Post Properties Securities

      Other than as disclosed in this Proxy Statement and the definitive proxy statement of Post Properties for the Annual Meeting under the heading "Common Stock Ownership by Management and Principal Shareholders", which information is incorporated herein by reference, neither Mr. Williams nor, to the knowledge of Mr. Williams, any of the participants: (1) owns beneficially, directly or indirectly, or of record but not beneficially, any securities of Post Properties; (2) owns beneficially, directly or indirectly, or of record but not beneficially, any securities of any subsidiary of Post Properties; or (3) is, or was since January 1, 2002, a party to any contract, arrangement or understanding with any person with respect to any securities of Post Properties, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies. Mr. Williams' participants disclaim beneficial ownership of any securities of Post Properties owned by Mr. Williams, and this Proxy Statement shall not be deemed an admission that any participant is the beneficial owner of such securities for any purpose.

      The following table sets forth the name of each participant who purchased or sold Post Properties common stock within the previous two years, the date of the transaction and the amount purchased or sold:

   Name                Date       Number of      Date       Number of Shares
                                  Shares

   John A. Williams    03/14/03   60,000 (C)     11/14/02   115,411 (C)
                       02/28/03   13,043 (G)     11/14/02   95,390 (C)
                       02/28/03   2,870 (G)      11/14/02   78,662 (C)
                       02/28/03   104,600 (S)    07/01/02   1,838 (A)
                       02/27/03   95,400 (S)     01/18/02   1,572 (A)
                       02/26/03   25,000 (S)     12/31/01   8,500 (G)

                       02/25/03   75,000 (S)     12/26/01   14,075 (G)
                       02/25/03   8,696 (G)      10/15/01   33 (A)
                       01/15/03   70 (A)         07/06/01   1,571 (A)
                       01/02/03   2279 (A)
                       11/14/02   94,426 (S)5
   George R. Puskar    1/27/03    1,000 (O)6     11/30/02   1,000 (O)
                       12/3/02    1,000 (O)

      A = shares acquired in transactions exempt from Section 16(b) of the Securities Exchange
      C = shares received from the exchange of partnership units and exempt from Section 16(b) of the Securities Exchange Act
      G = shares gifted
      O = Shares acquired in open market purchases
      S = shares sold


      As of March 25, 2003, Mr. Williams beneficially owned 2,887,815 shares of Post Properties common stock (including options and units exercisable for or convertible into common stock) of Post Properties, or 7.3% of the outstanding Post Properties common stock, including 855,065 shares of Post Properties common stock, or 2.3% of the shares eligible to vote at the Annual Meeting.

Information Regarding Participants who are Directors of Post Properties

      John A. Williams has been a director of Post Properties since he founded the company in 1971. From 1971 until June 2002, Mr. Williams served as the Chairman and Chief Executive Officer. From July 2002 until February 2003, Mr Williams served as Chairman, at which time he changed his title to Chairman Emeritus, his current title. The current standard term of office for directors is three years. Mr. Williams' term expires in 2005. According to Post Properties' proxy statement, during the year ended December 31, 2002, the Board held six meetings. Mr. Williams attended 100% of the meetings of the Board. Mr. Williams does not serve on any committees of the Board.

      According to Post Properties' proxy statement, non-management directors, including each of Mr. Williams' nominees, if elected at the 2003 Annual Meeting, will receive, annual compensation of $20,000 plus a fee of $1,000 for attendance (in person or by telephone) at each meeting of the Board. Post Properties also pays each member of a Board committee an attendance fee of $500 per non-audit committee meeting and $1,000 per audit committee meeting. Post Properties pays an annual fee to the audit committee chairman of $7,500. The Board has authorized the payment, at the option of each non-employee director, of all director fees in Post Properties common stock. Directors are reimbursed for all out-of-pocket expenses incurred in attending all Board and committee meetings. Each non-employee director who is serving as such on December 31 of each year and who has served as such for more than one year automatically receives a grant of options to purchase 3,000 shares of Post Properties common stock at an exercise price equal to 100% of the fair market value of Post Properties common stock on the date of such grant. In addition, on the date of a director's initial appointment to the Board, each director automatically receives a grant of options to purchase a number of shares of Post Properties common stock determined by dividing $10,000 by the fair market value per share on the date of such grant at an exercise price equal to 100% of the fair market value of Post Properties common stock on such date. Furthermore, each of Mr. Williams' nominees, if elected, would be indemnified for service as a director to the same extent indemnification is provided to other directors under the Post Properties bylaws and articles of incorporation, and Mr. Williams believes that upon election, Mr. Williams' nominees would be covered by Post Properties' director and officer liability insurance, if any, and would be entitled to any other benefits made available to directors by Post Properties. Mr. Williams' current right to receive director compensation will cease if his slate of nominees is elected to the Board and he is elected to be President and Chief Executive Officer of Post Properties.


--------------------
5 Shares held by a corporation in which Mr. Williams has an interest. 6 Shares held by Mr. Puskar's spouse.

      Mr. Williams entered into a new employment agreement with Post Properties, effective July 1, 2002. This new agreement provided that he would be the Chairman of the Board of the Directors of Post Properties and certain of its subsidiaries and that he would receive a minimum annual base salary of $150,000. This agreement ends on the date of Post Properties' regularly scheduled annual shareholders' meeting in 2013. On February 20, 2003, Mr. Williams became Chairman Emeritus of Post Properties. Mr. Williams' duties and responsibilities under the employment agreement are part-time and consultative in nature. The agreement provides for continued participation in Post Properties' employee benefit plans as well as for the continuation of various executive perquisites consistent with perquisites provided under Mr. Williams' former employment agreement. The perquisites include the use of Post Properties' rights to an aircraft, an automobile allowance and office space and secretarial services. If the agreement is terminated by Post Properties without cause or by Mr. Williams after a change in duties or title without his consent or a change of control of Post Properties, then Mr. Williams will continue to receive his current base salary and other benefits and perquisites until the end of the term of the agreement, any unvested stock options will become immediately exercisable and the restrictions on any restricted stock will lapse. In the event of a termination by Post Properties for cause, Mr. Williams will not be entitled to receive his current base salary or any of the perquisites and benefits provided exclusively by his employment agreement. Other than as described in this Proxy Statement, to the knowledge of Mr. Williams, no participant or any of his or her respective associates has entered into any agreement or understanding with any person respecting any (1) future employment by Post Properties or its affiliates or (2) future transactions to which Post Properties or any of its affiliates will or may be a party.

                              COST OF SOLICITATION

      Mr. Williams will bear the cost of this solicitation and Mr. Williams will not seek reimbursement of such cost from Post Properties regardless of whether this proxy solicitation is successful. While no precise estimate of this cost can be made at the present time, Mr. Williams currently estimates that he will spend a total of approximately $5,950,000 for his solicitation of proxies, including expenditures for attorneys, solicitors and advertising, financial advisors, public relations, printing, transportation and related expenses. As of April 21, 2003, Williams had incurred proxy solicitation expenses of approximately $1,050,000. In addition to soliciting proxies by mail, proxies may be solicited in person or by telephone or telecopy or through advertisements. Information regarding certain representatives of Mr. Williams who may solicit or participate in the solicitation of proxies is set forth herein under the heading "Information Concerning Persons Who May Solicit Proxies".

      Mr. Williams will also reimburse brokers, fiduciaries, custodians and other nominees, as well as persons holding stock for others who have the right to give voting instructions, for out-of-pocket expenses incurred in forwarding this Proxy Statement and related materials to, and obtaining instructions or authorizations relating to such materials from, beneficial owners of Post Properties common stock. Mr. Williams will pay for the cost of these solicitations, but these individuals will receive no additional compensation for these solicitation services.

      Mr. Williams has retained the proxy solicitation firm of MacKenzie Partners, Inc. in connection with the solicitation of proxies for the Annual Meeting. MacKenzie will be paid a customary fee for its services, and will produce and place all advertising copy at regular open-line rates. Mr. Williams also has agreed to reimburse MacKenzie for its expenses, and to indemnify MacKenzie against certain liabilities and claims, incurred in connection with its performance of services pursuant to its engagement by Mr. Williams.

      Additionally, Mr. Williams has retained Citigroup and The Espy Company as his exclusive financial advisors, for which they will receive customary fees. In addition, Mr. Williams has agreed to reimburse Citigroup and The Espy Company for reasonable travel and other expenses incurred in performing their services, including reasonable fees and expenses of their legal counsel, and to indemnify Citigroup and The Espy Company and any related persons against liabilities, including liabilities under the federal securities laws, arising out of their engagement.

Shareholder Proposals for 2004 Annual Meeting

      Information regarding the requirements for shareholders to submit proposals to Post Properties for the 2004 annual meeting is contained in Post Properties' proxy statement furnished to shareholders in connection with the 2003 Annual Meeting under the heading "Shareholder Proposals," and is incorporated herein by reference.

                             ADDITIONAL INFORMATION

      Certain information regarding beneficial ownership of Post Properties common stock by directors, nominees, management and 5% shareholders of Post Properties is contained in Post Properties' proxy statement furnished to Post Properties shareholders in connection with the 2003 Annual Meeting under the heading "Common Stock Ownership by Management and Principal Shareholders," and is incorporated herein by reference. Additional information concerning Post Properties may be found in Post Properties' proxy statement under the headings "Certain Relationships and Related Party Transactions" and "Other Matters," and is incorporated herein by reference.

      Certain of the information contained in this Proxy Statement is based on, or incorporated by reference to, publicly available information filed by Post Properties with the SEC.

      Mr. Williams is not aware of any other substantive matters to be considered at the 2003 Annual Meeting. However, if any other matter should properly come before the 2003 Annual Meeting, then Mr. Williams will vote all proxies held by him in accordance with his best judgment and consistent with the federal proxy rules.

               QUESTIONS CONCERNING THIS PROXY STATEMENT OR THE
             ACCOMPANYING GOLD PROXY CARD SHOULD BE DIRECTED TO:

                            ----------------------

                            MacKenzie Partners, Inc.
                               105 Madison Avenue
                               New York, NY 10016
                                 (800) 322-2885
                            ----------------------

                                    IMPORTANT

1. Your proxy is important no matter how many shares of Post Properties common stock you own. Be sure to vote on the GOLD proxy card. Mr. Williams urges you NOT to sign any WHITE proxy card or other proxy card which is sent to you by Post Properties.

2. If you have already submitted a proxy card to Post Properties for the 2003 Annual Meeting, you may change your vote to a vote "FOR" the election of Mr. Williams' five nominees, and "FOR" the approval of the 2003 Incentive Stock Plan by completing, signing, dating and returning Mr. Williams' GOLD proxy card, which must be dated after any proxy card you may previously have submitted to Post Properties. Only your last dated proxy card for the Annual Meeting will count at the Annual Meeting. If you complete, sign, date and return Mr. Williams' GOLD proxy card, your shares will only be voted for the election of five directors and will not be voted with respect to the election of the sixth director.

3. If any of your shares are held in the name of a bank, broker or other nominee, please contact the person responsible for your account and direct him or her to vote on the GOLD proxy card "FOR" the election of Mr. Williams' nominees, and "FOR" the approval of the 2003 Incentive Stock Plan.

4. If you hold your shares in more than one type of account or your shares are registered differently, you may receive more than one GOLD proxy card. We encourage you to vote each GOLD proxy card that you receive.

5. If you have any questions or need assistance in voting your shares, please contact our proxy solicitors, McKenzie Partners, Inc., at the number set forth below:

                            MacKenzie Partners, Inc.
                               105 Madison Avenue
                               New York, NY 10016

                                 (800) 322-2885

GOLD PROXY


                               PRELIMINARY COPIES

                              POST PROPERTIES, INC.

             ANNUAL MEETING OF SHAREHOLDERS TO BE HELD MAY 22, 2003
        THIS PROXY IS SOLICITED ON BEHALF OF JOHN A. WILLIAMS AND NOT ON
                     BEHALF OF THE BOARD OF POST PROPERTIES

      The undersigned hereby constitutes and appoints each of John A.
Williams and Daniel H. Burch  and each of them, proxy of the undersigned
("Proxy Representatives"), with full power of substitution, to vote all of the shares of Post Properties, Inc., a Georgia corporation, which the undersigned may be entitled to vote at the Annual Meeting of Shareholders of Post Properties to be held at One Riverside, 4401 Northside Parkway, Suite
800, Atlanta, Georgia 30327-3057, on Thursday, May 22, 2003, at 9:00 a.m. (local time) or at any adjournments, postponements or reschedulings thereof, as shown on the voting side of this card.

   THIS PROXY WILL BE VOTED AS SPECIFIED. IF A CHOICE IS NOT SPECIFIED, THIS PROXY WILL BE VOTED FOR MR. WILLIAMS' NOMINEES AS DIRECTORS FOR TERMS EXPIRING
        AS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT OF MR. WILLIAMS
                              AND FOR PROPOSAL 2.

                CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE

GOLD PROXY

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  THIS PROXY IS BEING SOLICITED ON BEHALF OF JOHN A. WILLIAMS AND NOT ON BEHALF
                         OF THE BOARD OF POST PROPERTIES

    JOHN A. WILLIAMS RECOMMENDS A VOTE "FOR" THE ELECTION OF HIS NOMINEES AS
                         DIRECTORS AND "FOR" PROPOSAL 2.

             PLEASE MARK YOUR VOTE AS INDICATED IN THIS EXAMPLE: [X]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



1.  Proposal to elect one director      2. Proposal to
    to serve until the                     approve the 2003
    2005 Annual Meeting of                 Incentive Stock Plan
    Shareholders and four                                  FOR  AGAINST  ABSTAIN
    directors to serve until                               [ ]    [ ]      [ ]
    the 2006 Annual Meeting
    of Shareholders

                                              3. In the discretion of the
  [ ]   FOR ALL                                  Proxy Representatives, the
        NOMINEES                                 Proxy Representatives are
                                                 authorized to vote upon such
                                                 other business as may
                                                 properly come before the
                                                 Annual Meeting or any
  [ ]   WITHHOLD                                 adjournment, postponement or
        AUTHORITY                                rescheduling thereof.
        FOR ALL
        NOMINEES



NOMINEES: Roy E. Barnes, Francis J. Bryant, Jr.,
Paul J. Dolinoy, Thomas J.A. Levin,
George R. Puskar

INSTRUCTION: To withold authority to
vote for any individual nominee(s),
write that nominees name in the space
provided below.

-------------------------------------


Dated __________________, 2003

______________________________
(Signature)

______________________________
(Signature if held jointly)

______________________________
(Title)



NOTE: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by a duly authorized person.